Exhibit 99.1

Borr Drilling Limited – Q4 2023 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s fourth quarter 2023 results to be held on the webcast/conference call at 15:00 CET (9:00 AM New York time) on February 22, 2024.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

To access the webcast, please go to the following link:

https://edge.media-server.com/mmc/p/3eaywjys

b)    Conference Call

Please use this link to register for the conference call,

https://register.vevent.com/register/BIa39b9c1337044c06a101dd1639ceb3ad

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

Replay stream:

When the call is complete, participants can stream the replay of the call by clicking this link:

https://edge.media-server.com/mmc/p/3eaywjys